

ORIGINAL


SEC MAIL PROCESSING
RECEIVED
JUN 24 2013
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________.

Commission file number: 000-54246

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Bank Profit Sharing / 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, Pennsylvania 19008

REQUIRED INFORMATION

Financial Statements. The following financial statements are filed as part of this annual report for the Alliance Bank Profit Sharing / 401(k) Plan (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2012.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ALLIANCE BANK PROFIT SHARING / 401(K) PLAN

June 24, 2013

By: 
Joseph M. Vetter, on behalf of
Alliance Bank as the Plan Administrator

Form 5500

Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▸ **Complete all entries in accordance with the instructions to the Form 5500.**

OMB Nos. 1210-0110
1210-0089

2012

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A This return/report is for: ☐ a multiemployer plan; ☐ a multiple-employer plan; or ☒ a single-employer plan; ☐ a DFE (specify) ______

B This return/report is: ☐ the first return/report; ☐ the final return/report; ☐ an amended return/report; ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here. . . . . . ▸ ☐

D Check box if filing under: ☐ Form 5558; ☐ automatic extension; ☐ the DFVC program; ☐ special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan Alliance Bank Profit Sharing/401(k) Plan

1b Three-digit plan number (PN) ▸ 003

1c Effective date of plan 07/01/1984

2a Plan sponsor's name and address; include room or suite number (employer, if for a single-employer plan)
Greater Delaware Valley Savings
Bank d//b/a Alliance Bank

541 Lawrence Road

Broomall PA 19008-3599

2b Employer Identification Number (EIN) 23-2750261

2c Sponsor's telephone number (610) 359-6940

2d Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	Joseph M. Vetter (signature) Signature of plan administrator	6/21/13 Date	JOSEPH M. VETTER Enter name of individual signing as plan administrator
SIGN HERE	Peter J. Meier (signature) Signature of employer/plan sponsor	6/21/13 Date	PETER J. MEIER Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

Preparer's name (including firm name, if applicable) and address; include room or suite number. (optional)

Preparer's telephone number (optional)

3a	Plan administrator's name and address [X] Same as Plan Sponsor Name [ ] Same as Plan Sponsor Address	**3b** Administrator's EIN	
		3c Administrator's telephone number	
4	If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report:	**4b** EIN	
a	Sponsor's name	**4c** PN	
5	Total number of participants at the beginning of the plan year	**5**	81
6	Number of participants as of the end of the plan year (welfare plans complete only lines **6a, 6b, 6c,** and **6d**).		
a	Active participants	**6a**	74
b	Retired or separated participants receiving benefits	**6b**	
c	Other retired or separated participants entitled to future benefits	**6c**	15
d	Subtotal. Add lines **6a**, **6b**, and **6c**.	**6d**	89
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits.	**6e**	0
f	Total. Add lines **6d** and **6e**.	**6f**	89
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**6g**	78
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**6h**	2
7	Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	**7**	0

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristics Codes in the instructions:

2E 2F 2G 2J 2K 2T 3D

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristics Codes in the instructions:

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	(1) [ ] Insurance
(2) [ ] Code section 412(e)(3) insurance contracts	(2) [ ] Code section 412(e)(3) insurance contracts
(3) [X] Trust	(3) [X] Trust
(4) [ ] General assets of the sponsor	(4) [ ] General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules	**b General Schedules**
(1) [X] **R** (Retirement Plan Information)	(1) [ ] **H** (Financial Information)
(2) [ ] **MB** (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary	(2) [X] **I** (Financial Information – Small Plan)
	(3) [ ] ___ **A** (Insurance Information)
	(4) [ ] **C** (Service Provider Information)
(3) [ ] **SB** (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary	(5) [ ] **D** (DFE/Participating Plan Information)
	(6) [ ] **G** (Financial Transaction Schedules)

SCHEDULE I (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information—Small Plan

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2012

This Form is Open to Public Inspection

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A Name of plan
Alliance Bank Profit Sharing/401(k) Plan

B Three-digit plan number (PN) ▶ 003

C Plan sponsor's name as shown on line 2a of Form 5500
Greater Delaware Valley Savings Bank d//b/a Alliance Bank

D Employer Identification Number (EIN)
23-2750261

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

		(a) Beginning of Year	(b) End of Year
1 Plan Assets and Liabilities:			
a Total plan assets	1a	3,264,077	3,879,320
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	3,264,077	3,879,320

		(a) Amount	(b) Total
2 Income, Expenses, and Transfers for this Plan Year:			
a Contributions received or receivable:			
(1) Employers	2a(1)	110,000	
(2) Participants	2a(2)	217,653	
(3) Others (including rollovers)	2a(3)		
b Noncash contributions	2b		
c Other income	2c	491,502	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		819,155
e Benefits paid (including direct rollovers)	2e	203,822	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Administrative service providers (salaries, fees, and commissions)	2h	90	
i Other expenses	2i		
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		203,912
k Net income (loss) (subtract line 2j from line 2d)	2k		615,243
l Transfers to (from) the plan (see instructions)	2l		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		1,384,107
e Participant loans	3e	X		6,073

		Yes	No	Amount
3f Loans (other than to participants)	3f		X	
g Tangible personal property	3g		X	

Part II Compliance Questions

4 During the plan year:		Yes	No	Amount
a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e Was the plan covered by a fidelity bond?	4e	X		6,000,000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l Has the plan failed to provide any benefit when due under the plan?	4l		X	
m If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year. ☐ Yes ☒ No Amount:

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

Part III Trust Information (optional)

6a Name of trust	6b Trust's EIN

SCHEDULE R
(Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under section 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2012

This Form is Open to Public Inspection.

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A Name of plan
Alliance Bank Profit Sharing/401(k) Plan

B Three-digit plan number (PN) ▶ 003

C Plan sponsor's name as shown on line 2a of Form 5500
Greater Delaware Valley Savings Bank d//b/a Alliance Bank

D Employer Identification Number (EIN)
23-2750261

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions **1**

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s): 52-1428634 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year. **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? ..... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. **Date:** Month ______ Day ______ Year ______

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 a Enter the minimum required contribution for this plan year (include any prior year accumulated funding deficiency not waived) **6a**

b Enter the amount contributed by the employer to the plan for this plan year **6b**

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) **6c**

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline? ..... ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure or other authority providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ..... ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box. If no, check the "No" box. ..... ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs (see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan? ..... ☐ Yes ☐ No

11 a Does the ESOP hold any preferred stock? ..... ☐ Yes ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.) ..... ☐ Yes ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market? ..... ☐ Yes ☐ No

Part V Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

14 Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:

a The current year	**14a**	
b The plan year immediately preceding the current plan year	**14b**	
c The second preceding plan year	**14c**	

15 Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:

a The corresponding number for the plan year immediately preceding the current plan year	**15a**	
b The corresponding number for the second preceding plan year	**15b**	

16 Information with respect to any employers who withdrew from the plan during the preceding plan year:

a Enter the number of employers who withdrew during the preceding plan year	**16a**	
b If line 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. ☐

Part VI Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment ☐

19 If the total number of participants is 1,000 or more, complete lines (a) through (c)

a Enter the percentage of plan assets held as:
Stock: ______% Investment-Grade Debt: ______% High-Yield Debt: ______% Real Estate: ______% Other: ______%

b Provide the average duration of the combined investment-grade and high-yield debt:
☐ 0-3 years ☐ 3-6 years ☐ 6-9 years ☐ 9-12 years ☐ 12-15 years ☐ 15-18 years ☐ 18-21 years ☐ 21 years or more

c What duration measure was used to calculate line 19(b)?
☐ Effective duration ☐ Macaulay duration ☐ Modified duration ☐ Other (specify):

Form **8955-SSA**

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057 of the Internal Revenue Code

OMB No. 1545-2187

2012

This Form is NOT Open to Public Inspection

PART I Annual Statement Identification Information

For the plan year beginning 01/01/2012 , and ending 12/31/2012

A ☐ Check here if plan is a government, church, or other plan that elects to voluntarily file Form 8955-SSA. (See instructions.)

B ☐ Check here if this is an amended registration statement.

C Check the appropriate box if filing under: ☒ Form 5558 ☐ Automatic extension ☐ Special extension (enter description)

PART II Basic Plan Information - enter all requested information

1a Name of plan Alliance Bank Profit Sharing/401(k) Plan

1b Plan Number (PN) 003

Plan Sponsor Information

2a Plan sponsor's name: Greater Delaware Valley Savings Bank d//b/a Alliance Bank

2b Employer Identification Number (EIN): 23-2750261

2c Trade name (if different from plan sponsor name)

2d Plan sponsor's phone number: (610)359-6940

2e In care of name

2f Mailing address (room, apt., suite no. and street, or P.O. Box): 541 Lawrence Road

2g City: Broomall

2h State: PA

2i ZIP code: 19008-3599

2j Foreign province (or state)

2k Foreign country

2l Foreign postal code

Plan Administrator Information

3a Plan administrator's name (if other than plan sponsor): Same

3b Employer Identification Number (EIN)

3c In care of name

3d Plan administrator's phone number

3e Mailing address (room, apt., suite no. and street, or P.O. Box)

3f City

3g State

3h ZIP code

3i Foreign province (or state)

3j Foreign country

3k Foreign postal code

4 If the name or EIN of the **plan administrator** has changed since the last return filed for this plan, enter the name and EIN from the last filed return:
Plan administrator's name | EIN

5 If the name or EIN of the **plan sponsor** has changed since the last return filed for this plan, enter the name, EIN, and plan number from that return:
Plan sponsor's name | EIN | Plan Number (PN)

6	a. Participants who separated with a deferred vested benefit required to be reported on this Form 8955-SSA	6a	2
	b. Participants who separated with a deferred vested benefit voluntarily reported on this Form 8955-SSA in the same year as the separation occurred	6b	0
7	Total number of participants reported on lines 6a and 6b	7	2
8	Did the plan administrator provide an individual statement to each participant required to receive a statement?		☒ Yes ☐ No

Under penalties of perjury, I declare that I have examined this statement, and to the best of my knowledge and belief, it is true, correct, and complete.

Sign Here	Signature of plan sponsor	Date signed	Signature of plan administrator	Date signed
	[signature]	6/21/13	[signature]	6/21/13

Name of plan Alliance Bank Profit Sharing/401(k) Plan	Plan Number 003	EIN 23-2750261

PART III Participant Information - enter all requested information

9 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits who:

Code A — has not previously been reported.
Code B — has previously been reported under the above plan number, but whose previously reported information requires revisions.
Code C — has previously been reported under another plan, but who will be receiving benefits from the plan listed above instead.
Code D — has previously been reported under the above plan number, but whose benefits have been paid out or who is no longer entitled to those deferred vested benefits.

Use with entry code "A", "B", "C", or "D"						Use with entry code "A" or "B"				Entry code "C" only	
(a) Entry Code	(b) Social Security Number (or FOREIGN)	(c) Name of Participant (See instructions.)				Enter code for nature and form of benefit		Amount of vested benefit		(h) Previous sponsor's EIN	(i) Previous plan number
		First name	M.I.	Last name	✓	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan — periodic payment	(g) Defined contribution plan — total value of account		
A	XXX-XX-6493	JAMES	F	WHITTON		A	A		1,238		
A	XXX-XX-7878	LISA	K	KIESEL		A	A		9,257		
D	XXX-XX-0206	MARIA	A	WATERS							